SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------
                                  SCHEDULE 13D
                                (AMENDMENT NO. 4)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            TICKETMASTER GROUP, INC.
         --------------------------------------------------------------
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
         --------------------------------------------------------------
                         (Title of Class of Securities)


                                   88633U 10 3
         --------------------------------------------------------------
                                 (CUSIP Number)


                              THOMAS J. KUHN, ESQ.
                     USA NETWORKS, INC. (FORMERLY HSN, INC.)
                              152 WEST 57TH STREET
                               NEW YORK, NY 10019
                                 (212) 247-5810
         --------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 MARCH 20, 1998
         --------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


                Note: Six copies of this statement, including all
             exhibits, should be filed with the Commission. See Rule
            13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following Pages)
                                Page 1 of 6 Pages

CUSIP No. 88633U 10 3
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons S.S. or I.R.S. Identification
     Nos. of Above Persons

     USA Networks, Inc.
     59-2712887
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(2)  Check the Appropriate Box if a Member of a Group
                                             (a)      [ ]
                                             (b)      [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)            [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
 Number of                 (7)      Sole Voting Power         12,283,014 shares
Shares Bene-               -----------------------------------------------------
  ficially                 (8)      Shared Voting Power                0 shares
 Owned by                  -----------------------------------------------------
Each Report-               (9)      Sole Dispositive Power    12,283,014 shares
 ing Person                -----------------------------------------------------
   With                    (10)     Shared Dispositive Power           0 shares
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     12,283,014 shares
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares     [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     46.9%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

     CO

                This Report on Schedule 13D constitutes Amendment No. 4 ("Amendment No. 4") to the Original Report on Schedule 13D filed by the Reporting Person on July 28, 1997 (as amended, the "Schedule 13D"). Capitalized terms used and not defined herein have the meanings provided in the Original Report on Schedule 13D.


ITEM 4.  PURPOSE OF THE TRANSACTION.

                The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

                On March 23, 1998, USA Networks, Inc. ("USAi") issued a press release announcing that USAi, Brick Acquisition Corp., a wholly owned subsidiary of USAi ("Merger Sub"), and Ticketmaster Group, Inc. ("Ticketmaster") had entered into a definitive Agreement and Plan of Merger, dated as of March 20, 1998 (the "Merger Agreement"), pursuant to which Merger Sub will merge (the "Merger") with and into Ticketmaster, with Ticketmaster as the surviving corporation, and Ticketmaster stockholders will receive 1.126 shares of USAi common stock ("USAi Common Stock" for each share of Ticketmaster common stock ("TKTM Common Stock") outstanding at the time of the Merger (the "Exchange Ratio"). The Exchange Ratio gives effect to the two-for-one stock split declared by USAi on February 20, 1998 with respect to the USAi Common Stock.

                The Merger Agreement contains customary representations and warranties, covenants (including with respect to the operation of Ticketmaster prior to consummation of the Merger) and conditions to the parties' obligations to consummate the Merger, including approval of Ticketmaster shareholders.

                As a condition to the willingness of USAi and Merger Sub to enter into the Merger Agreement, USAi and Mr. Fredric D. Rosen, the Chief Executive Officer of Ticketmaster, entered into a Cooperation, Non-Competition and Confidentiality Agreement, dated March 9, 1998 (the "Cooperation Agreement"), pursuant to which Mr. Rosen has agreed to cooperate with Ticketmaster and USAi to provide an orderly transition in the leadership of Ticketmaster, including working with a designated successor to Mr. Rosen as Chief Executive Officer. Under the terms of the Cooperation Agreement, Mr. Rosen also has agreed with USAi not to compete with Ticketmaster or solicit Ticketmaster's customers through January 31, 2001 on substantially the same terms as contained in his Ticketmaster employment agreement. USAi has agreed to facilitate the exercise by Mr. Rosen of certain of his rights under his Ticketmaster employment agreement and Ticketmaster option agreement in connection with the Merger.

                Each of the press release, the Merger Agreement and the Cooperation Agreement is attached hereto as an exhibit and the foregoing summary descriptions of such documents are qualified in their entirety by reference to such exhibits, which are incorporated herein by reference.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

                USAi has contributed 206,000 shares of TKTM Common Stock that it purchased for cash to USA Networks Foundation, Inc., a private charitable foundation formed by USAi, which contribution was made pursuant to irrevocable instructions of USAi on March 13, 1998. USAi disclaims beneficial ownership of these shares.

                As of the date hereof, USAi beneficially owns 12,283,014 shares of TKTM Common Stock, representing approximately 46.9% of the shares of TKTM Common Stock outstanding (based on representations of Ticketmaster in the Merger Agreement).


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                The information contained in Item 6 of the Schedule 13D is hereby amended by reference to the information set forth in Item 4 of this Amendment No. 4, which is hereby incorporated by reference herein.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following Exhibits are filed as part of this Schedule 13D:

                (1) Agreement and Plan of Merger, dated as of March 20, 1998, by and among USA Networks, Inc., Brick Acquisition Corp. and Ticketmaster Group, Inc.

                (2) Cooperation, Non-Competition and Confidentiality Agreement,
                    dated as of March 9, 1998, by and between USA Networks, Inc. and Fredric D. Rosen.

                (3) Press Release of USA Networks, Inc., dated March 23, 1998.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                      USA NETWORKS, INC.



                                      By:  /s/ Thomas J. Kuhn
                                           Name:  Thomas J. Kuhn
                                           Title: Senior Vice President
                                                  and General Counsel


March 23, 1998

                                  EXHIBIT INDEX


                                                                     SEQUENTIAL
EXHIBIT                       DESCRIPTION                            PAGE NO.

Exhibit 1 -    Stock Exchange Agreement/*/

Exhibit 2 -    Letter Agreement/*/

Exhibit 3 -    Letter, dated October 23, 1997,
               from HSN, Inc. to the Board of
               Directors of Ticketmaster Group,
               Inc./*/

Exhibit 4 -    Press Release of USA Networks, Inc.,
               dated March 10, 1998/*/

Exhibit 5 -    Agreement and Plan of Merger, dated
               as of March 20, 1998, by and among
               USA Networks, Inc., Brick Acquisition
               Corp. and Ticketmaster Group, Inc.

Exhibit 6 -    Cooperation, Non-Competition and
               Confidentiality Agreement, dated
               as of March 9, 1998, by and between
               USA Networks, Inc. and Fredric D. Rosen.

Exhibit 7 -    Press Release of USA Networks, Inc.,
               dated March 23, 1998.



--------
*  Previously filed.